FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated March 29, 2022 of Diana Shipping Inc. (the "Company") announcing that, through a separate wholly-owned subsidiary, it has taken delivery of the m/v Florida, a 2022 Japanese new-building Capesize dry bulk vessel that the Company entered into an agreement to purchase in December 2021.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: March 29, 2022	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1
Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470-100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. ANNOUNCES DELIVERY, SALE AND LEASEBACK
OF THE CAPESIZE DRY BULK VESSEL M/V FLORIDA

ATHENS, GREECE, March 29, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today announced that, through a separate wholly-owned subsidiary, it has taken delivery of the m/v Florida, a 2022 Japanese new-building Capesize dry bulk vessel that the Company entered into an agreement to purchase in December 2021. As previously announced, the Company, through a separate wholly-owned subsidiary, simultaneously entered into a sale and leaseback agreement with an unaffiliated Japanese third party for the m/v Florida. As part of the agreement, the Company will bareboat charter-in the vessel for a period of ten years at US$13,500 per day. The charter commenced earlier today.

Currently, the m/v Florida is time chartered to Bunge S.A., Geneva, at a gross charter rate of US$25,900 per day, minus a 5% commission paid to third parties, for a period of minimum fifty-eight (58) months to maximum sixty-two (62) months.

Diana Shipping Inc.’s owned and bareboat chartered-in fleet currently consists of 35 dry bulk vessels (4 Newcastlemax, 12 Capesize, 5 Post-Panamax, 6 Kamsarmax and 8 Panamax). As of today, the combined carrying capacity of our fleet is approximately 4.5 million dwt with a weighted average age of 10.17 years.. A table describing the current Diana Shipping Inc. fleet can be found on the Company’s website, www.dianashippinginc.com. Information contained on the Company’s website does not constitute a part of this press release.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.